Filed Pursuant To Rule 433
Registration No. 333-158105
August 19, 2009
U.S. Q2 gold demand up 10 pct despite weak jewelry
Reuters News
Frank Tang
August 19, 2009
U.S. gold demand in the second quarter rose 10 percent year-over-year as nearly doubled investment demand offset weaker jewelry buying, according to an industry report by the World Gold Council released on Wednesday.
“What you would expect from an economic crisis is depressed jewelry demand all over the world, and the U.S. is certainly not immune,” George Milling-Stanley, WGC’s managing director of government affairs, told Reuters prior to the release of its quarterly “Gold Demand Trends” report.
“The economic crisis has battered the whole luxury goods category, not just gold jewelry,” he said.
For the second quarter, total U.S. demand for gold rose to 50.6 tonnes, up from 46 tonnes a year earlier. Jewelry demand dropped 19 percent to 27.5 tonnes, while net retail investment jumped 91 percent to 23 tonnes, the WGC report said.
Gold investment flows — though lower than the highs seen following the collapse of Lehman Brothers in September 2008 — have more than compensated for the ongoing weakness in U.S. jewelry demand, the report said.
The WGC is a trade group funded by the gold mining industry to promote the metal.
Milling-Stanley said that the past three quarters was a “dire period” in terms of retail luxury goods.
Budget conscious consumers are moving toward cheaper gold-plated jewelry, and jewelers will not easily restock until demand shows sustainable signs of improvement and credit conditions ease, the report shows.
In the gold investment sector, Milling-Stanley said, SPDR Gold Shares <GLD> should continue to boost gold demand as longer-term investors allocate a portion of their portfolios into bullion.
SPDR Gold is the world’s largest gold-backed exchange-traded fund, which held more than 1,000 tonnes of physical gold bullion.
The ETF’s bullion holdings have fallen about 6 percent to 1,065.49 tonnes, down from its record high of 1,134.03 tonnes on June 1.
“Some of the investors may have decided it is safe to go back into equities and other investments. We are not surprised to see the small outflow,” he said.
For the next several quarters, the WGC said, the annual rate of decline in jewelry spending should continue to become less severe.
“As we start to see some return to growth in the levels of economic activity, we will, over the next few months, start to see the beginning of a recovery of jewelry demand and industrial uses as well,” Milling-Stanley said.

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